Steel Partners II, L.P.
                              150 East 52nd Street
                                   21st Floor
                            New York, New York 10022

                                    ---------

                               Tel (212) 813-1500
                               Fax (212) 813-2198

June 3, 1998

Board of Directors
Ronson Corporation
Corporate Park III, Campus Drive
P.O. Box 6707
Somerset, NJ  08875-6707

Dear Sirs:

Steel Partners II, L.P. ("Steel Partners" or "Steel") has been a long-term shareowner of Ronson Corporation ("Ronson") and currently owns 241,799 shares or 7.64% of the primary shares outstanding.

As an investor that seeks out opportunities in undervalued microcap securities, Steel Partners has sought, with some success, to find investments and assist companies and their shareholders in realizing significant value over a long term time horizon. Steel believes it can help Ronson to realize the significant value inherent in its assets and to reverse the course of the recent past which includes revenues and earnings decline and a poorly performing stock.

Ronson shareowners have not been rewarded for their investment in Ronson Corporation over the past 2-1/2 years. Since reaching a high of $5.00 per share in September 1995, Ronson's share price has drifted downward to its current price of $3.75. This represents an absolute return of -25.0% to shareowners of Ronson Corporation despite the fact that Steel Partners has been a buyer during this time period and has supported the stock price by purchasing a 7.64%
ownership position in Ronson. In comparison, the NASDAQ Composite returned 71.4%, the Russell 2000 Index returned 47.3% and the S&P 500 returned 88.0% during the same time period.

Steel Partners believes that Ronson's board should immediately implement the following actions to set the Company on the right course towards increased profitability and shareowner value:

Create a more Independent Board of Directors

We believe the Company should follow the Corporate Governance Core Principles & Guidelines as set forth by CalPERS in April


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1998 (a copy of which we have  enclosed  for you to review).  We believe much of the Company's problems lie in the fact that Ronson falls short of a number of their principles and guidelines including:

- A substantial majority of the board should consist of directors who are independent. (Only 2 of 7 of Ronson's directors are independent directors.)

- Every director should be elected annually and staggered boards should be avoided. (Ronson has a staggered board.)

- Certain board committees should consist entirely of independent directors including audit, director nomination, board evaluation and governance, CEO Evaluation and Management Compensation and Compliance and Ethics. (Of these committees, Ronson only has an Audit and Nominating Committee, and neither of these is represented entirely of independent directors.)

- A Company should consider the wisdom of an independent chairperson who is responsible for coordinating the activities of the Board of Directors allowing the CEO to focus on providing management of the day-to-day operations of the Company and recommending policy and strategic direction of the Company. (Ronson's CEO and Chairman is the same person.)

- No director may serve as a consultant or service provider to the Company. (3 of 7 Ronson directors fail this test as detailed later in this letter.)

-        Director  compensation  should be a combination  of cash and stock with
         the  stock  component   being  a  significant   portion  of  the  total
         compensation. (Ronson's board compensation is all cash.)

- Independent directors should establish performance criteria and compensation incentives for the CEO, and regularly review the CEO's performance against those criteria. Minimally, the criteria ensure that the CEO's interests are aligned with the long-term interests of shareowners, that the CEO is evaluated against comparable peer groups, and that a significant portion of the CEO's total compensation is at risk. (We know of no independently established performance criteria for Ronson's CEO, the CEO's compensation is significantly higher than his peer group of CEO's of similarly performing public companies and most of his compensation is salary based and thus not at risk if Ronson performs poorly.)

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-        The board should have in place an effective CEO  succession  plan.  (We know of no such CEO succession plan at Ronson Corporation.)

Eliminate related party transactions
------------------------------------

Erwin Ganz, former VP-Industrial Operations and Chief Financial Officer has a $77,500 per year consulting contract, participates in Ronson's health and life insurance, and is given free use of an automobile.

Gerard Quinnan, former VP-General Manager of Consumer Products received $14,000 for consulting services and free use of an automobile in 1997.

Michael Graphics, Inc., Louis Aronson's son-in-law is a greater than 10% shareholder. This Company provided $88,190 of printing services to Ronson.

Justin Walder, a director and officer of Ronson, is a principal in the firm, Walder, Sondak & Brogan, P.A., Attorneys at Law, which received payment of $103,880 in return for legal services performed in 1997.

Reduce corporate overhead
-------------------------

Louis Aronson II received annual compensation of $528,431 in 1997 consisting of $432,154 in salary, $53,229 in bonus, $10,024 in other compensation, and options potentially valued at $33,044 to purchase 22,500 shares at an exercise price $3.1625 per share.

This compensation level is equivalent to 2.3% of 1997 sales, 96.3% of 1997 pre tax earnings and 360% of the Chief Financial Officer's 1997 compensation. The benchmarks indicate that Mr.
Aronson's compensation is exorbitant.

Overall, general corporate overhead needs to reduced - $1.44 million represents 6.2% of 1997 net sales, 122% of 1997 earnings from continuing operations, and 262% of 1997 pre tax earnings.

Sell the Aviation Division
--------------------------

Steel Partners believes that much of Ronson's problems stem from a lack of focus on its core Consumer Products Division and its continued investment in the Aviation Division despite an abysmal return on capital over the prior eight years.

To illustrate our point, Ronson's Aviation Division earned $272,000 in 1997, $5,000 less than the $277,000 earned in 1990 and therefore produced negative earnings growth in the 1990's. Additionally, Ronson invested $3.1 million in the Aviation Division during the 1990's only to see annual revenues drop $2 million, operating margins stagnate at around 2.6% of revenues, and return on identifiable assets drop to 4.7% - leaving investors to wonder if the Company might have been better off putting its money in a risk free savings account.

Reinvest in core Consumer Products Division
-------------------------------------------

Ronson's Consumer Products Division fared only modestly better than the Aviation Division though it clearly represents a better growth opportunity. 1997 Operating Margins in Consumer Products of 15.3% fall far short of the 18.6% experienced in 1995 and significantly below acceptable Operating Margins a strong brand name such as Ronson should maintain in its market niche.

Due to a lack of focus on the Consumer Products sector, dollar earnings and margins in this division have steadily deteriorated from 1995 through the first quarter of 1998.

A renewed focus in Ronson's core Consumer Products Division and further development of the well known and respected Ronson brand name should thwart the downward earnings spiral and lead to considerable growth in revenues, earnings and return on capital setting the stage for significant appreciation in Ronson's share price. Additionally, analysts and investors will have an easier time understanding the true value of a pure play consumer products company.

These results all point to the fact that shareowners have gotten the short end of the stick while the Board has continued to enter into less than arms length transactions with former managers in the way of consulting contracts and with family members and directors in the form of outside service deals.

Steel Partners believes Ronson's stock market performance over the past two and a half years is a clear message from the market the current management's decision to continue to invest in the underperforming Aviation division has been a mistake.

To summarize, Steel Partners urges the Board of Directors of Ronson Corporation to
i)       Create a more Independent Board;
ii)      Eliminate the Related Party Transactions;
iii)     Reduce Wasteful Corporate Overhead;
iv) Sell off the Aviation Division and to instead focus on the Consumer Products Sector.

Steel believes that the Ronson brand name in the Consumer Products sector holds great value and should be the focus of management's attention and the Company's capital.

We would welcome an opportunity to discuss these and other ideas in more detail and to take you through i) what we think Ronson's

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strategic plan should be for the future and ii) examples of other investments we have made where our ideas helped in creating significant long term value for all shareholders.

All of our information is based upon publicly available information. If we are mistaken in any respect with regard to such information, please notify us accordingly.

We expect the board will fulfill its fiduciary obligations to Ronson's shareowners and begin to implement our strategy. Accordingly, we hereby withdraw all our nominees for directors pursuant to our letter dated May 28, 1998.

Sincerely,

/s/ Warren G. Lichtenstein
--------------------------
Warren G. Lichtenstein
Chairman

Encl.

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